Exhibit 99.2

First Half 2004 Earnings IMPORTANT NOTICE: INVESTORS ARE STRONGLY URGED TO READ THE IMPORTANT LEGAL DISCLAIMER AT THE END OF THIS PRESENTATION

Agenda Jean-Rene FOURTOU Comments and Guidance Jacques ESPINASSE First Half 2004 Earnings Jean-Bernard LEVY Business Performance and 2004 Guidance Update

Jean-Rene FOURTOU Chairman and Chief Executive Officer Comments & Guidance

First Half 2004: Operating Results Show Strong Progress Operating income: &128;1.82 billion as published; up 30% on a comparable basis. * Positive Adjusted Net income: &128;467 million, vs. a &128;14 million loss in H1 2003, i.e. an improvement of &128;481 million. Net loss of &128;1,858 million, vs. a &128;632 million loss, including in 2004 &128;2.1 billion of foreign currency translation adjustment on the NBC-Universal transaction. Consolidated cash flow from operations: &128;2.5 billion as published; up 24% on a comparable basis.* Proportionate cash flow from operations: &128;1.7 billion as published; up 60% on a comparable basis. * Net debt: reduced to &128;6.4 billion vs. &128;13.7 billion in June 2003 and &128;34.9 billion in June 2002. * Comparable basis essentially illustrates the divestitures of VUE, at CANAL+ Group (Telepiu, Canal+ Nordic, Canal+ Belgium and Flemish, Expand,...), VUP (Comareg and Atica & Scipione), Vivendi Telecom Hungary, Kencell, MonacoTelecom, the abandonment of Internet operations and includes the full consolidation of Telecom Developpement at SFR Cegetel Group, as if those transactions had occurred at the beginning of 2003. Cash flow from operations (consolidated and proportionate) on a comparable basis does not include NBC Universal's dividends in 2004.

Vivendi Universal Raises its Guidance for the Full Year 2004 Adjusted Net Income: above &128;1 billion Operating Income: Strong growth on a pro forma basis*, Close to 2003 actual basis, in spite of VUE's deconsolidation. Cash Flow from Operations: Growth on a pro forma basis*, Slight decline on an actual basis, in spite of a significantly reduced scope. Net debt: below &128;5 billion (when including proceeds from the sale of Veolia Environnement shares) Vivendi Universal confirms that it will be in a position to pay a dividend in 2005, based on 2004 earnings. * The pro forma information illustrates the effect of the divestitures of VUE in May 2004, Telepiu in April 2003 and Comareg in May 2003 as if these transactions has occurred at the beginning of 2003.

Focus on the Management of Our Activities Today's results reflect our focus on the management of our activities: Canal+ Group and Universal Music Group: turnarounds are on the right track, SFR Cegetel and Maroc Telecom: operating results improved vs. last year, VU Games: new team appointed to reshape the company, NBC Universal: very good cooperation.

Consolidated Global Profits Tax System A change of tax regime to accelerate the use of net losses, Reinforcing the group's media and telecom businesses. Annual cash and P&L impact of approximately &128;500 million until the total consumption of &128;3.8 billion of deferred tax.

Vivendi Universal's Financial Position is Restored The restructuring of the portfolio is almost complete. Main divestitures to be done: 49% of Elektrim Telekomunikacja, 20.4% of Veolia Environnement.

A Media & Telecom Company Telecom Media Mobile / Fixed line Mobile / Fixed line Networks / Cable / Film / Parks Pay-TV / Film Music Video Games Games Games 100% 92% 99% 20% * 56% 35% Fully Consolidated Fully Consolidated Fully Consolidated Equity Accounted Fully Consolidated Fully Consolidated * 20% controlling interest and a 18.5% ownership interest

Vivendi Universal's Strategy Vivendi Universal's strategy is to strengthen its position among the European leaders in Media and Telecommunications: To continue organic development in our fields: Pay-TV, Music, Games and Telecommunication Our priority is to improve our activities' operating results by focusing on operational management. The best way to deliver more value creation to our shareholders.

First Half 2004 Earnings Jacques ESPINASSE Senior Executive Vice President and Chief Financial Officer

Major Changes in Vivendi Universal's Scope in 2004 Divestiture of 80% of Vivendi Universal Entertainment: Fully consolidated for until May 11, 2004; Equity accounted for from May 12, 2004. Investment in a 20% stake in NBC on May 11, 2004. Divestiture of Kencell (60% stake) on May 25, 2004. Divestiture of Monaco Telecom (55% stake) on June 18, 2004.

Consolidated First Half 2004 Income Statement

Why Is There Still a Net Loss? Net loss of &128;1,858 million compared to a loss of &128;632 million at June 2003: Included in June 30, 2004 : - &128;2,105 million of foreign currency translation adjustment on the NBC-Universal transaction (no cash impact and no impact on shareholders' equity); - &128;303 million of exceptional costs due to the repurchase of high-yield notes. On the other hand: + &128;366 million of net capital gain on the NBCU transaction.

Details by business (comparable basis* at actual exchange rates): In &128; million, French GAAP Note: The % of economic interest is provided for information purposes only. The reported numbers are 100% consolidated. * As defined on slide 4. ** First Half 2004: &128;1,818m actual operating income = &128;1,465m on a comparable basis + &128;337m at VUE + &128;16m at Monaco Telecom and Kencell. Operating income up &128;334 million, +30% on a comparable basis* at actual exchange rates Up 29% on constant currency basis First Half 2004 Operating Income on a Comparable Basis* 2003 PF 2004 1130.8 1464.9 1,131 1,465 ** 1st half 2003 1st half 2004

In &128; million, French GAAP Cash flow from operations up 24% on a comparable basis at actual exchange rates 2003 Comp. 2004 Conso. 698 1117 Proportionate 791 725 1,489 1,842 * 1st half 2003 1st half 2004 First Half 2004 Cash Flow from Operations on a Comparable Basis * Note: The % of economic interest is provided for information purposes only. The reported numbers are 100% consolidated. * As defined on slide 4, and excluding NBC Universal dividends. 698 1,117 +60% Proportionate basis + &128;419m variation Consolidated basis + &128;353 m variation +24% Details by business (at actual exchange rates):

Net Debt Evolution Dec. 31, 2002 Transaction NBC Universal autres cessions Acquisitions CFFO Financing expenses & Taxes Dividends paid to minorities Debt Adjustment Dec. 31, 2003 Est -6.3 -5.7 -5.7 -3.5 -3.5 -4.2 -5.7 0 -11.6 -5.3 -0.6 -0.3 -2.5 -0.7 -1.5 -0.7 -6.4 -2 Dec. 31, 2003 Other divestitures Cash flow from operations Financing expense, tax and other Dividends paid to minorities Other adjustments including foreign exchange June 30, 2004 In &128; billion, French GAAP - 11.6 NBC- Universal transaction +0.6 +2.5 - 0.7 - 1.5 +5.3 - 0.7 - 6.4 Acquisitions - 0.3 Including: Barry Diller Call: -&128;226 m - Dreamworks: -&128;94m Jean-Claude Darmon Put: -&128;30m - Others: &128;4m Including -&128; 1,113m of dividends paid by SFR Cegetel to minorities: Exceptional dividend: -&128;398m - Dividends on 2003 results: -&128;556m Advance on dividend on 2004 results: -&128;159m Including: - Defeasance of real estate assets: -&128;330m - Foreign exchange: -&128;269m Including: SportFive: +&128;274m Kencell: +&128;190m Monaco Telecom: +&128;169m Atica & Scipione: + &128;42m Others: -&128;67m

First Half 2004 Financial Income Analysis First Half 2004 First Half 2003 Financing expense (307) (377) Average interest rate on gross debt 5.26% 4.51% Average gross debt (in euro billion) 11.4 18.2 Other financial expenses, net of provisions (426) (289) out of which: Foreign exchange income (expense) 4 (145) Non-recurring costs linked to repurchase of High-Yield Notes (303) - Other financial expenses, net of provisions (127) (144) In &128; million

Detail on First Half 2004 Income Tax Expense In &128; million - French GAAP First Half 2004 First Half 2003 Income Tax Expense (671) (633) Tax on current income (adjusted tax expense) (649) (586) Deferred taxes and other non-recurring items (22) (47) Income Tax Paid (176) (1 122)

Not included in the First Half 2004 earnings, as recommended by the C.N.C. (the French Council for Accounting) What would have been First Half 2004 impact (Theoretical) + &128;243m Included in Adjusted Net Income (current period: from 01/01/04 to 30/06/04) + &128;479m Deferred tax corresponding to 12-month activation of the Consolidated Global Profits Tax System (period from 01/07/2004 to 30/06/05) + &128;722m Theoretical impact on Net Income as at June 30, 2004, if we retain a 12-month activation assumption Total theoretical adjusted current tax expenses = &128;(649) m + &128;243 m = &128;(406)m Adjusted Net Income would have increased by &128;243 million Net Income would have increased by &128;722 million Full Year 2004 impact (Forecast) + &128;463m Included in Adjusted Net Income (tax savings on the current period: 2004) + &128;518m Deferred tax assets on the balance sheet (12-month period from 01/01/05 to 31/12/05) + &128;981m Full year impact on Net Income, if we retain a 12-month activation assumption Impact of the Consolidated Global Profits Tax System

First Half 2004, Adjusted Net Income (non GAAP) Foreign currency translation adjustment on the NBC-Universal transaction +&128; 2,105m Exceptional costs of repurchasing High Yield Notes +&128; 303m Goodwill amortization +&128; 283m Others +&128; 154m Net capital gain from the NBC-Universal transaction - &128; 366m Gain on the divestiture of other entities, net of provisions - &128; 154m TOTAL +&128; 2,325m TOTAL +&128; 2,325m TOTAL +&128; 2,325m TOTAL +&128; 2,325m TOTAL +&128; 2,325m TOTAL +&128; 2,325m TOTAL +&128; 2,325m TOTAL +&128; 2,325m TOTAL +&128; 2,325m TOTAL +&128; 2,325m

First Half 2004 Adjusted Net Income Growth From a loss of &128;14m in H1 2003 to a profit of &128;467m in H1 2004 The &128;481 million improvement is due to: + &128;141m: operating income improvement (operating improvement at Canal+, UMG, Telecoms and Holding & Corporate and Others, partly offset by VUE deconsolidation as of May 2004 and VU Games restructuring costs) + &128;70m: decrease in financing expense due to lower debt + &128;136m: decrease in other financial expenses (&128;145m forex loss in H1 2003 vs. a profit of &128;4m in 2004) + &128;223m: increase in equity earnings (first contribution of NBCU as of May 2004 (&128;38m) compared to negative contribution of the parks in 2003 for VUE, improvement in Veolia contribution and Elnet profit at Elektrim Telco) - &128;63m: increase in income tax expense (mainly due to the improvement in the profitability of telecom businesses) - &128;26m: increase in minority interest

Financial Flexibility Actions taken in 2004: Tender offer to repurchase &128;2.0 billion High Yield Notes out of &128;2.4 billion in June 2004 and cancellation of covenants, Issue of &128;700 million of floating-rate notes in July 2004 with a 60 basis points yield over 3-month Euribor, Reduction of the &128;2.7 billion syndicated credit facility to &128; 2.5 billion and renegotiation of the pricing grid. Upgrades of VU's credit rating to "investment-grade" category: Fitch Ratings: May 12, 2004 BBB- Neutral S&P: June 1, 2004 BBB- / A-3 Neutral Upgrade from Moody's, but still waiting for an "investment-grade" rating: Moody's: June 1, 2004 Ba1 Positive

First Half 2004 Business Performance & Updated 2004 Guidance Jean-Bernard LEVY Chief Operating Officer

CANAL+ Group: Growth Drivers Grow the subscription portfolio: Distribution of the Premium channel via all platforms: analog & digital terrestrial, satellite, cable, DSL; The Premium digital offer has been made more attractive; Target stabilization of the Premium portfolio at end-2004 vs. end-2003. Reduce the churn rate: New editorial policy and re-vitalization of the CANAL+ brand image; Improvement in subscribers' satisfaction rates. Keep offering the best content to subscribers: Increased flexibility in programming with the new agreement with the French movie industry; Soccer: target to obtain at least the same rights in the coming tender offer for the 2005/08 French League 1. Improve margins: Reallocation of programming costs within a stabilized budget; Total cost reduction plan of &128;200 million per annum will be achieved in 2005.

CANAL+ Group: First Half 2004 Performance

CANAL+ GROUP

First Half 2004

In € million - French GAAP	Half Year ended June 30, 2004 comparable basis	2003 comparable basis *	Growth 2004/2003 on a comparable basis
Revenue	1 815	1 723	5%
Modified EBITDA	313	321	-3%
Operating Income	207	133	56%
Operating Margin	11%	8%	na
Cash flow from operations	385	52	x 7.4

First Half 2004 Events

- Agreement with France Telecom to combine NC Numéricâble with FT Cable, prior to the sale of a controlling interest in the new entity.
- Acquisition of the French leader in V-O-D: MovieSystem.
- Signature of a new 5-year win-win agreement with the French movie industry.
- Launch of DSL TV service.

* First half 2003 "normalized" EBITDA and operating income were respectively €233m and €114m (with same definition as shown in full year 2003 earnings slides).

Revenue increased 5% **

- Pay-TV France up 4%:
  - End-June 2004 the portfolio of the premium channel was higher than end-June 2003, with a 17% increase in new subscribers.
  - As at June 30, 2004: subscriptions to Canal+, CanalSatellite, NC Numericâble and Media Overseas amounted to 8.15m.
  - 1.3 point reduction in the churn rate in the first six months of 2004 at Canal+ Premium.

Operating Income up 56%**:

- Pay-TV France, operating income up 17%:
  - Mostly driven by revenue increase.
  - Effect of the recovery plan implemented in 2003, with cost savings partially re-invested in programming enhancement and commercial initiatives.
  - Reversal in 2003 of a €85 million provision on Club Europe contract accounted into EBITDA, partly offset by restructuring costs at the operating income level, both not repeated in 2004.
- StudioCanal: more than doubled
  - Primarily driven by the release of successful movies (*Les Rivières Pourpres 2, Podium*).

** On a comparable basis

September 2004
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VIVENDI UNIVERSAL

CANAL+ Group: 2004 Guidance Revenue: Between &128;3.45 billion and &128;3.55 billion EBITDA margin: Approximately 10% Operating income: Above &128;150 million Cash flow from operations: Above &128;200 million, excluding real estate divestitures

Universal Music Group: Growth Drivers

- **Rebound of the US & UK music markets:**
  - June YTD US retail unit market up 6.9% per SoundScan*.
  - Q2 2004 UK retail value market up 4% per the British Phonographic Industry (BPI).
  - June YTD worldwide market decline slowing per UMG estimates.

- **Digitized music:**
  - Anti piracy: IFPI launched lawsuits against individuals in Europe (Denmark, Germany, Italy) who are illegally sharing files. France, Sweden and UK have launched high profile warning campaigns to prosecute file sharers if necessary.
  - June YTD ~ 95 million tracks legally downloaded in US.
  - Mobile music and electronic downloads fuel new business models for the music industry.

- **Improved margins:**
  - Cost reductions of above €200 million will be achieved in 2004.
  - Total objective of cost reductions is €350 – 400 million.

* Vivendi Universal cannot vouch for the accuracy of SoundScan 's data.

September 2004

28

Universal Music Group: First Half 2004 Performance Revenue was flat with last year at constant currency: Improved market conditions combined with increased share resulted in gains in the US, UK and Latin America. Continental Europe continues to be weak particularly in France. Japan also declined. Sales of digitized music including ring tones were &128;33 million, 2% of total revenues. Operating Income was &128;15 million: Reductions in cost particularly lower overheads and marketing improved EBITDA margins. Partly offset by increased amortization due to the reduction in the period that music and music publishing catalogs are amortized, restructuring charges of &128;34 million and an impairment charge of &128;18 million at UMG's Music clubs. First Half 2004 First Half 2004 Events iTunes and Napster launched in Europe, Walmart.com launched in the US. and MSN music store recently launched IFPI launched lawsuits against individuals in Europe who are illegally sharing files.

Universal Music Group: 2004 Guidance Revenue: Decline slightly EBITDA margin: Above 11% Operating income margin: Above 5% Cash flow from operations: Below 2003 levels (largely due to working capital and restructuring charges)

Vivendi Universal Games: Growth Drivers

VIVENDI UNIVERSAL games

- **Games industry expected to grow 11% yearly average over next 5 years***
- **Expand into the Online Massive Multi-Player (OLMMP) space**
  - Online market expected to grow approximately 37% CAGR from 2003 to 2008.
  - *World of WarCraft*: aiming for November 2004 launch in the U.S., December 2004 in Korea, early 2005 in Europe and later in 2005 in Greater China and Taiwan.
- **Enhance intellectual property**
  - Greater emphasis on internal development as primary driver of success.
  - Raise the level of output from Blizzard.
  - Acquire/invent new intellectual property.
- **Develop new opportunities**
  - Testing mobile gaming potential for key intellectual properties.
- **Continue to reduce fixed cost structure**

* Source: VU Games compilation of data from: International Development Group, March 2004; UBS Warburg, February 2004; PriceWaterhouseCoopers, March 2003; CSFB, March 2003; DFC Intelligence, April 2003; Jupiter Research, February 2004; Informa Media Group, March 2004; 2003 syndicated data for US, UK, France, Germany, Australia, Japan, Spain, Portugal, Korea, China and Taiwan collected through NPD Techworld, NPD Funworld, Chart Track, GFK, Media Control, Inform Data, Interbase

September 2004
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VIVENDI UNIVERSAL

Vivendi Universal Games: First Half 2004 Performance Revenue down 32% at constant currency Stronger 2003 release schedule combined with timing of releases. Operating losses increased from &128;(52) million to &128;(156) million 2004 First Half results include approximately &128;90 million of one-time costs including: write-off of projects and titles and &128;33 million in restructuring costs. Adopted more restrictive capitalization criteria of internal development costs resulting in most costs being expensed as incurred. If this had occurred in 2003, 2003 results would be &128;20 million lower. Cash flow improved from &128;(144) million to &128;(9) million New management team focused on improved cash management including better supply chain management. First Half 2004 First Half 2004 Events Restructuring North American operations reducing staff by about 40%. Signed deal with Radical software. Signed distribution deals with Novalogic, Irrational Games ... Divested home productivity software franchises, Hallmark and Print Artist.

Vivendi Universal Games: 2004 Guidance Transition year focused on stabilizing the operations and enhancing the portfolio Revenue: Decline, due to transition year Operating income: No major improvement with prior year (restructuring charges and one-time items) Cash flow from operations: Substantial improvement but still negative

NBC Universal Creation of NBC Universal completed on May 12, 2004 NBC Universal on track on operating income and cash flow Integration: organization / synergies Cash flow and dividend flow as expected Olympics have been successful on ratings, financials and production NBC: good start to new season USA, SciFi, Bravo, Telemundo: very successful summer ratings USA, SciFi, Bravo, Telemundo: very successful summer ratings USA, SciFi, Bravo, Telemundo: very successful summer ratings USA, SciFi, Bravo, Telemundo: very successful summer ratings USA, SciFi, Bravo, Telemundo: very successful summer ratings USA, SciFi, Bravo, Telemundo: very successful summer ratings USA, SciFi, Bravo, Telemundo: very successful summer ratings USA, SciFi, Bravo, Telemundo: very successful summer ratings USA, SciFi, Bravo, Telemundo: very successful summer ratings USA, SciFi, Bravo, Telemundo: very successful summer ratings USA, SciFi, Bravo, Telemundo: very successful summer ratings USA, SciFi, Bravo, Telemundo: very successful summer ratings USA, SciFi, Bravo, Telemundo: very successful summer ratings

SFR Cegetel: Growth Drivers

SFR cegetel

Mobile - SFR

- **Grow customer base**
  - Penetration in France (70% in June 2004) is 15% below European average.
  - Young & senior segments, and multiple equipment are the main levers for future growth.
- **Increase voice usage**
  - Voice traffic keeps growing: +5% increase in average minutes of usage over last year.
  - SFR voice usage is among the highest in Europe: average usage = 259 min per user per month.
- **Develop non-voice service revenues**
  - SFR data ARPU up 39% year-on-year at €46/year.
  - 1.073m Vodafone live! customers (June 2004) only 8 months after launch: more than 10% ARPU uplift on these customers.
  - SMS volume at 2,086 million at the end-June 2004: +40% increase vs. last year.
  - Take-off of non-voice services usage (MMS, WAP cessions…).

Fixed - Cegetel

- **Grow the DSL customer base**
  - Commercial roll-out on the mass market since March.
  - Significant investment in networks: Cegetel has the largest unbundled network in France (600 DSLAMs of the latest generation).
- **Capitalize on Cegetel's position among the alternative fixed players**
  - Number one alternative position on the wholesale market with approx. 50% market share.
  - Co-leadership on the corporate market (among alternative players): more than 20.000 companies and more than 70% of the CAC companies are Cegetel clients.

September 2004

35

VIVENDI UNIVERSAL

SFR Cegetel: First Half 2004 Performance First Half 2004 Events SFR first to launch 3G in France for business (3G/2.5G PC card) and mass market (Vodafone Live! 3G) in 5 metropolitan areas for existing customers in June. SFR first to sign a MVNO agreement in France with Debitel in June. Cegetel - Roll-out of residential broadband Internet since March. Revenue up 12%**: Mobile, up 13%**: 7% year-on-year increase in customer base Favorable mix evolution: 59.5% of postpaid against 55.4% at end of June 2003. 2% year-on-year growth in ARPU. Fixed and others, up 9%**: Growing retail and wholesale broadband Internet. Good performance of the corporate division. Operating Income up 18%**: Mobile, up 21%**: Continued strong control of customer unit costs. Recording of &128;38 million of positive non recurring items in the second quarter 2004. Fixed down by &128;19 million** to a &128;2 million loss: Impact of DSL start-up costs. Recording of &128;26 million of positive non recurring items in the second quarter 2004. First Half 2004 First Half 2004 ** On a comparable basis * Decrease is explained by a 10% growth in Capex and an unfavorable timing variance in working capital

SFR Cegetel: 2004 Guidance SFR Cegetel: 2004 Guidance Revenue: More than 7% growth, on a comparable basis (&128;7,734 million in 2003) Operating income: More than 13% growth, on a comparable basis (&128;1,966 million in 2003) Cash flow from operations: About 7% growth, on a comparable basis (&128;2,151 million in 2003)

Maroc Telecom: Growth Drivers Maroc Telecom: Growth Drivers Healthy economy (2005 GDP growth expected to be +3%-4%) and favorable demographics (+1.6% per annum) Increased international traffic (ex.: visitors to Morocco +19% by end-July 2004 over 2003) Mobile Grow customer base: 26% penetration on total population Develop non-voice usage with new services Fixed Grow customer base: 15% penetration on households Grow Internet revenue: Successful DSL launch in 2004

Maroc Telecom: First Half 2004 Performance Maroc Telecom: First Half 2004 Performance First Half 2004 First Half 2004 Events Strong acquisition of new customers both fixed and mobile. Successful launch of DSL services. Revenue up 11% at constant currency: Mobile: Revenue up 18% at constant currency 5,520,000 customers: a 13% increase year-on-year. Fixed activities: Revenue up 3% at constant currency 1,312,000 customers: a 14% increase year-on-year. Operating Income up 15% at constant currency: Mainly driven by revenue growth, lower selling and general and administrative charges and provision reversals. Partially offset by higher costs of sales (interconnection and acquisition) for both fixed and mobile operations due to the growth in the customer base. * Decrease in first half 2004 cash flow is explained by the low level of capex in first half 2003. This delay was compensated in the second half 2003.

Maroc Telecom: 2004 Guidance Maroc Telecom: 2004 Guidance Revenue: High single digit growth in constant currency Operating income: High single digit growth in constant currency Cash flow from operations: Approximately flat

The Group Raises its 2004 Guidance Pro forma: - Excludes VUE and Telepiu - Excludes dividends received from NBC Universal (2) Includes VUE consolidated cash flow (in 2003 and 2004) and NBC Universal dividends (in 2004)

Appendices

Consolidated Global Profits Tax System General mechanism Implemented in 1965 by the French Tax Administration; several CAC40 groups already benefit from this tax scheme. Allows consolidation of taxable results of all companies owned at least 50% pro rata the economic interest. In case of a global loss, VU Holding is reimbursed for its share of tax paid by companies registered in France. The scope of the group is not frozen: acquisitions and disposals remain possible. Accelerates the use of operating losses &128;11.2 billion of cumulated operating losses at VU Holding at a 35% tax rate. &128;3.8 billion tax savings probably over the next 6 years. &128;23 billion of long-term capital losses (&128;4.6 billion savings at 20%) will depend on potential capital gains through disposal (Not affected by the Consolidated Global Profits Tax System). Cash impact End 2005 or beginning 2006.

Net Available Cash Flow In &128; million - French GAAP H1 2004 Actual H1 2003 Actual Cash Flow from Operations excluding VUE 1,857 1,573 VUE's Cash Flow from Operations (Jan. 1 - May 11, 2004) 406 641 Dividend received from NBC Universal 224 - Consolidated Cash Flow from Operations 2,487 2,214 - Cash taxes (176) (1,122) - Cash interest expenses (289) (261) - Others (272) (218) Net Consolidated Cash Flow 1,750 613 - SFR Cegetel's & Maroc Telecom's Net Cash Flow (1,282) (781) + Dividends from SFR Cegetel & Maroc Telecom 1,566 853 - Withholding tax on dividend received (9) (9) Net Available Cash Flow at Holding level 2,025 676

* Foreign currency translation adjustment is calculated based on an exchange rate of 1euro = US$ 1,1877 Impact of NBC Universal Closing on the P&L and Shareholders' Equity Impact on VU's P&L In US$ billion Pre-tax profit 0.7 Tax (essentially all non-cash) (0.3) After-tax profit 0.4 In &128; billion After-tax profit 0.4 Foreign currency translation adjustment (no cash impact) (2.1)* Net loss (1.7) Impact on VU's Shareholders' Equity In &128; billion Foreign currency translation adjustment 2.1* Net loss (1.7) Net change in Shareholders' Equity 0.4 French GAAP 1&128; = 1,1877$

Impact of NBCU Closing on Net Debt * Does not include the payment of $275m for Barry Diller's 1.5% in VUE ** Reclassified into other long-term liability

Divestiture Program Update

Debt Structure at End-June 2004 In € million End Dec. 2003 End June 2004 Secured debt Bank facilities VUE $920 million loan VUE securitization Promissory note to NBCU (related to Pref. A) Capital Leases Others 3,725 1,992 739 602 - 196 196 1,145 - - - 641 504 * - Unsecured subsidiary debt Preferred A ($787m) and Preferred B ($1,775m) Other subsidiaries 3,601 2,097 1,504 2,259 - 2,259 Other unsecured debt Syndicated bank facility (€ 2.7bn**) High Yield 2010 High Yield 2008 Vinci and Sogecable exchangeable bond OCEANE VU 1.25% and Veolia Exchangeable Others 7,097 - 1,117 1,331 1,138 1,748 1,763 4,170 700 40 375 1,139 - 1,916 Gross debt 14,423 7,574 Cash at Group VU level (2,858) (1,198) Net debt 11,565 6,376 Undrawn credit facilities 3,500 2,000 Average interest rate on gross debt 4.82% 5.26% Average maturity of debt (end of period) 3.6 years*** 4.5 years Bonds Bank debt Capital leases Non-bank debt Est 0.4 0.48 0.07 0.05 Gross debt structure at end-June 2004 * Including, at June 30, 2004, the consolidation of €330m of real estate defeasance transactions, due to a change in accounting principles CNC rule 04-03 (induced by "Loi de Securite Financiere"); ** Reduced to €2.5 billion in July 2004; *** Excluding Preferred A and Preferred B €6.4 billion consolidated net debt includes: €1.6 billion at SFR Cegetel €(0.3) billion at Maroc Telecom

Percentage of Ownership of Main Subsidiaries Capital intensity in % 31/12/01 31/12/02 31/12/03 30/06/04 Canal+ Group 100% 100% 100% 100% Universal Music Group 92% 92% 92% 92% Vivendi Universal Games 99% 99% 99% 99% Universal Studios Group 92% - - - InterActiveCorp, Inc. 40% - - - Vivendi Universal Entertainment - 86% 86% - NBC Universal - - - 18.5% SFR Cegetel 35% 35% 56% 56% Maroc Telecom 35% 35% 35% 35% VUP / Houghton Mifflin 100% - - - Express-Expansion-Etudiant / Comareg 100% 100% - - Vizzavi 50% - - - VU Net 100% 100% - - PTC 25% 25% 25% 25% VTI - Hungary Telecom 100% 100% - - VTI - Monaco Telecom 55% 55% 55% - VTI - Kenya Telecom 60% 60% 60% - Veolia Environnement 63% 20.4% 20.4% 20.4%

IR Team Eileen McLaughlin IR Director eileen.mclaughlin@groupvu.com Laurence Daniel IR Director laurence.daniel@groupvu.com Edouard Lassalle Associate Director edouard.lassalle@groupvu.com Daniel SCOLAN Executive Vice President Investor Relations +33.1.71.71.12.33 daniel.scolan@groupvu.com For any financial or business information, please refer to our Investor Relations website at: http://finance.vivendiuniversal.com New York 800 Third avenue New York, NY 10022 / USA Phone: +1.212.572.1334 Fax: +1.212.572.7112 Paris 42, Avenue de Friedland 75380 Paris cedex 08 / France Phone: +33.1.71.71.12.33 Fax: +33.1.71.71.14.16

This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks that: the estimated levels of cash-flow and revenues stated will not be realized; the synergies and other benefits associated with certain transactions will not be materialized; the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan and maturity extension plans, proposed disposals and/or restructurings will not materialize in the timing or manner described in the presentation; Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marche Financiers (AMF). Investors and security holders may obtain copies of such documents free of charge at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor does it have any obligation, to provide updates or revise any forward-looking statements. Important Legal Disclaimer